Adecoagro S.A.

Condensed Consolidated Interim Financial Statements as of June 30, 2021 and for the six and three-month periods ended June 30, 2021 and 2020

Legal information

Denomination: Adecoagro S.A.
Legal address: Vertigo Naos Building, 6, Rue Eugène Ruppert, L-2453, Luxembourg

Company activity: Agricultural and agro-industrial
Date of registration: June 11, 2010
Expiration of company charter: No term defined
Number of register (RCS Luxembourg): B153.681
Issued Capital Stock: 122,381,815 common shares
Outstanding Capital Stock: 116,305,158 common shares
Treasury Shares: 6,076,657 common shares

Adecoagro S.A.
Condensed Consolidated Interim Statements of Income
for the six-month and three-month period ended June 30, 2021 and 2020
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		Six-months ended June 30,		Three-months ended June 30,
	Note	June 30, 2021	June 30, 2020 (*)	June 30, 2021	June 30, 2020 (*)

		(unaudited)
Sales of goods and services rendered	4	464,561	337,983	289,769	181,853
Cost of goods sold and services rendered	5	(338,801)	(270,243)	(213,619)	(149,162)
Initial recognition and changes in fair value of biological assets and agricultural produce	15	112,450	54,780	37,172	31,199
Changes in net realizable value of agricultural produce after harvest		(8,806)	5,173	(5,135)	5,581
Margin on manufacturing and agricultural activities before operating expenses		229,404	127,693	108,187	69,471
General and administrative expenses	6	(31,095)	(24,871)	(16,338)	(11,331)
Selling expenses	6	(50,046)	(40,481)	(30,730)	(20,756)
Other operating income, net	8	(12,150)	12,703	(6,366)	613
Profit from operations		136,113	75,044	54,753	37,997
Finance income	9	23,425	5,665	22,363	741
Finance costs	9	(74,628)	(169,774)	(23,424)	(52,676)
Other financial results - Net gain of inflation effects on the monetary items	9	3,637	2,765	6,582	4,685
Financial results, net	9	(47,566)	(161,344)	5,521	(47,250)
Profit / (loss) before income tax		88,547	(86,300)	60,274	(9,253)
Income tax (expense) / benefit	10	(53,546)	19,795	(44,608)	(2,811)
Profit / (loss) for the period		35,001	(66,505)	15,666	(12,064)
Attributable to:
Equity holders of the parent		35,079	(67,088)	16,865	(11,934)
Non-controlling interest		(78)	583	(1,199)	(130)

Earnings / (loss) per share from operations attributable to the equity holders of the parent during the period:
Basic earnings/(loss) per share		0.300	(0.571)	0.144	(0.100)
Diluted earnings/(loss) per share		0.299	(0.571)	0.143	(0.100)

(*) Prior periods have been recast to reflect the Company's change in accounting policy for the reclassification within financial results as explained in Note 29.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Comprehensive Income
for the six-month and three-month period ended June 30, 2021 and 2020
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Six-months ended June 30,		Three-months ended June 30,
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020

	(unaudited)

Profit / (loss) for the period	35,001	(66,505)	15,666	(12,064)
Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	76,370	(112,298)	81,176	(32,503)
Cash flow hedge, net of tax (Note 2)	19,864	(16,492)	19,927	(5,989)
Items that will not be reclassified to profit or loss:
Revaluation surplus net of tax	(90,821)	29,483	(79,851)	19,291
Other comprehensive income / (loss) for the period	5,413	(99,307)	21,252	(19,201)
Total comprehensive income / (loss) for the period	40,414	(165,812)	36,918	(31,265)

Attributable to:
Equity holders of the parent	42,646	(166,369)	40,293	(31,081)
Non-controlling interest	(2,232)	557	(3,375)	(184)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Financial Position
as of June 30, 2021 and December 31, 2020
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		June 30,	December 31,
	Note	2021	2020
		(unaudited)
ASSETS
Non-Current Assets
Property, plant and equipment	11	1,426,236	1,358,292
Right of use assets	12	259,499	209,694
Investment property	13	27,753	31,179
Intangible assets	14	29,416	26,930
Biological assets	15	16,931	14,725
Deferred income tax assets	10	23,822	19,821
Trade and other receivables, net	17	53,958	52,266
Derivative financial instruments	16	4,437	1,951
Other assets		870	809
Total Non-Current Assets		1,842,922	1,715,667
Current Assets
Biological assets	15	88,383	150,968
Inventories	18	282,389	133,461
Trade and other receivables, net	17	187,280	145,662
Derivative financial instruments	16	1,969	151
Other assets		20	45
Cash and cash equivalents	19	185,165	336,282
Total Current Assets		745,206	766,569
TOTAL ASSETS		2,588,128	2,482,236
SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	21	183,573	183,573
Share premium	21	889,533	902,815
Cumulative translation adjustment		(515,841)	(555,044)
Equity-settled compensation		13,722	14,795
Cash flow hedge		(70,826)	(90,689)
Other reserves		93,050	83,406
Treasury shares		(9,118)	(7,630)
Revaluation surplus		292,071	343,570
Reserve from the sale of non-controlling interests in subsidiaries		41,574	41,574
Retained earnings		33,250	8,671
Equity attributable to equity holders of the parent		950,988	925,041
Non-controlling interest		36,451	38,683
TOTAL SHAREHOLDERS EQUITY		987,439	963,724
LIABILITIES
Non-Current Liabilities
Trade and other payables	23	311	290
Borrowings	24	748,259	813,464
Lease liabilities	25	200,368	159,435
Deferred income tax liabilities	10	279,203	182,377
Payroll and social security liabilities	26	930	1,075
Provisions for other liabilities	27	3,174	2,705
Total Non-Current Liabilities		1,232,245	1,159,346
Current Liabilities
Trade and other payables	23	120,281	126,315
Current income tax liabilities		2,408	760
Payroll and social security liabilities	26	22,542	23,333
Borrowings	24	181,242	157,626
Lease liabilities	25	37,505	36,337
Derivative financial instruments	16	4,320	13,141
Provisions for other liabilities	27	146	1,654
Total Current Liabilities		368,444	359,166
TOTAL LIABILITIES		1,600,689	1,518,512
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		2,588,128	2,482,236

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
for the six-month periods ended June 30, 2021 and 2020 (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 20)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Cash flow hedge	Other reserves	Treasury shares	Revaluation surplus	Reserve from the sale of non-controlling interests in subsidiaries	Retained Earnings	Subtotal	Non-Controlling Interest	Total Shareholders’ Equity

Balance at January 1, 2020	183,573	901,739	(492,374)	15,354	(76,303)	66,047	(7,946)	337,877	41,574	18,728	988,269	40,614	1,028,883
Loss for the period	—	—	—	—	—		—	—	—	(67,088)	(67,088)	583	(66,505)
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	(93,289)	—	—	—	—	(17,688)	—	—	(110,977)	(1,321)	(112,298)
Cash flow hedge (*)	—	—	—	—	(16,492)	—	—	—	—	—	(16,492)	—	(16,492)
Revaluation of surplus (**)	—	—	—	—	—	—	—	28,188	—	—	28,188	1,295	29,483
Reserve of the revaluation surplus derived from the disposals of assets	—	—	—	—	—	—	—	(5,928)	—	5,928	—	—	—
Other comprehensive income for the period	—	—	(93,289)	—	(16,492)	—	—	4,572	—	5,928	(99,281)	(26)	(99,307)
Total comprehensive income for the period	—	—	(93,289)	—	(16,492)	—	—	4,572	—	(61,160)	(166,369)	557	(165,812)

Reserves for the benefit of government grants (1)	—	—	—	—	—	7,526	—	—	—	(7,526)	—	—	—
- Restricted shares and restricted units (Note 21):
Value of employee services	—	—	—	1,622	—	—	—	—	—	—	1,622	—	1,622
Vested	—	4,182	—	(3,825)	—	383	484	—	—	—	1,224	—	1,224
Forfeited	—	—	—	—	—	10	(10)	—	—	—	—	—	—
Granted	—	—	—	—	—	(1,071)	1,071	—	—	—	—	—	—
-Purchase of own shares (Note 20)	—	(995)	—	—	—	—	(428)	—	—	—	(1,423)	—	(1,423)
Balance at June 30, 2020 (unaudited)	183,573	904,926	(585,663)	13,151	(92,795)	72,895	(6,829)	342,449	41,574	(49,958)	823,323	41,171	864,494
(*) Net of 7,649 of Income tax.
(**) Net of (11,655) of Income tax.
(1) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values in our Sugar, ethanol and energy business).
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
for the six-month periods ended June 30, 2021 and 2020 (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 20)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Cash flow hedge	Other reserves	Treasury shares	Revaluation surplus	Reserve from the sale of non-controlling interests in subsidiaries	Retained Earnings	Subtotal	Non-Controlling Interest	Total Shareholders’ Equity

Balance at January 1, 2021	183,573	902,815	(555,044)	14,795	(90,689)	83,406	(7,630)	343,570	41,574	8,671	925,041	38,683	963,724
Profit for the period	—	—	—	—	—		—	—	—	35,079	35,079	(78)	35,001
Other comprehensive loss:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	39,203	—	—	—	—	33,295	—	—	72,498	3,872	76,370
Cash flow hedge (*)	—	—	—	—	19,863	—	—	—	—	—	19,863	1	19,864
- Items that will not be reclassified to profit or loss:
Revaluation surplus (**)	—	—	—	—	—	—	—	(84,794)	—	—	(84,794)	(6,027)	(90,821)
Other comprehensive income for the period	—	—	39,203	—	19,863	—	—	(51,499)	—	—	7,567	(2,154)	5,413
Total comprehensive income for the period	—	—	39,203	—	19,863	—	—	(51,499)	—	35,079	42,646	(2,232)	40,414

- Reserves for the benefit of government grants (1)	—	—	—	—	—	10,500	—	—	—	(10,500)	—	—	—
- Restricted shares and restricted units (Note 22):
Value of employee services	—	—	—	3,069	—	—	—	—	—	—	3,069	—	3,069
Vested	—	3,594	—	(4,142)	—	734	262	—	—	—	448	—	448
Forfeited	—	—	—	—	—	2	(2)	—	—	—	—	—	—
Granted	—	—	—	—	—	(1,592)	1,592	—	—	—	—	—	—
- Purchase of own shares	—	(16,876)	—	—	—	—	(3,340)	—	—	—	(20,216)	—	(20,216)
Balance at June 30, 2021 (unaudited)	183,573	889,533	(515,841)	13,722	(70,826)	93,050	(9,118)	292,071	41,574	33,250	950,988	36,451	987,439

(*) Net of 2,667 of Income tax.
(**) Net of 25,922 of Income tax.
(1) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values in our Sugar, ethanol and energy
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Cash Flows
for the six-month periods ended June 30, 2021 and 2020
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	June 30, 2021	June 30, 2020 (*)
		(unaudited)
Cash flows from operating activities:
Profit / (loss) for the period		35,001	(66,505)
Adjustments for:
Income tax expense / (benefit)	10	53,546	(19,795)
Depreciation of property, plant and equipment	11	74,761	58,068
Amortization of intangible assets	14	735	512
Depreciation of right of use assets	12	22,980	20,511
Gain from the sale of farmland and other assets	8	—	(2,057)
Gain from disposal of other property items	8	268	(1,636)
Net loss from the Fair value adjustment of Investment properties	13	2,957	(1,175)
Equity settled share-based compensation granted	7	2,732	1,579
Loss / (gain) from derivative financial instruments	8, 9	10,080	(3,597)
Interest, finance cost related to lease liabilities and other financial expense, net	9	43,600	32,592
Initial recognition and changes in fair value of non harvested biological assets (unrealized)		(14,928)	(28,278)
Changes in net realizable value of agricultural produce after harvest (unrealized)		2,766	(1,060)
Provision and allowances		933	826
Net loss of inflation effects on the monetary items	9	(3,637)	(2,765)
Foreign exchange losses, net	9	(20,115)	112,961
Cash flow hedge – transfer from equity	9	26,575	13,135
Subtotal		238,254	113,316
Changes in operating assets and liabilities:
(Increase) in trade and other receivables		(59,018)	(21,707)
(Increase) in inventories		(139,857)	(64,718)
Decrease in biological assets		90,338	56,007
Decrease in other assets		9	11
(Increase) / decrease in derivative financial instruments		(24,029)	5,744
Decrease in trade and other payables		(28,220)	(17,983)
Decrease in payroll and social security liabilities		(467)	(1,693)
Increase in provisions for other liabilities		212	606
Net cash generated from operating activities before taxes paid		77,222	69,583
Income tax paid		(648)	(1,070)
Net cash generated from operating activities	(a)	76,574	68,513

(*) Prior periods have been recast to reflect the Company's change in accounting policy for the reclassification within financial results as explained in Note 29.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Cash Flows
for the six-month periods ended June 30, 2021 and 2020 (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	June 30, 2021	June 30, 2020 (*)
		(unaudited)
Cash flows from investing activities:
Purchases of property, plant and equipment	11	(101,863)	(101,347)
Purchases of cattle and non current biological assets		(2,284)	(2,557)
Purchases of intangible assets	14	(995)	(678)
Interest received and others		1,050	5,764
Proceeds from sale of property, plant and equipment		1,969	1,710
Proceeds from sale of farmlands and other assets	27	8,089	15,981
Net cash used in investing activities	(b)	(94,034)	(81,127)

Cash flows from financing activities:
Proceeds from long-term borrowings		—	10,101
Payments of long-term borrowings		(92,792)	(16,236)
Proceeds from short-term borrowings		184,948	148,866
Payment of short-term borrowings		(139,611)	(86,528)
Proceeds / (payments) of derivatives financial instruments		359	(52)
Lease payments		(36,541)	(25,045)
Interest paid	(c)	(22,337)	(29,401)
Prepayment related expenses		(3,068)	—
Purchase of own shares		(20,216)	(1,423)
Dividends paid to non-controlling interest		(12)	—
Net cash used in financing activities	(d)	(129,270)	282
Net decrease in cash and cash equivalents		(146,730)	(12,332)
Cash and cash equivalents at beginning of period	19	336,282	290,276
Effect of exchange rate changes and inflation on cash and cash equivalents	(e)	(4,387)	(41,685)
Cash and cash equivalents at end of period	19	185,165	236,259

(a) Includes (16,542) and 6,328 of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for June 30, 2021 and 2020, respectively.
(b) Includes 2,055 and 667 of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for June 30, 2021 and 2020, respectively.
(c) Includes 2,620 and 234 of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for June 30, 2021 and 2020, respectively.
(d) Includes 17,885 and (2,759) of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for June 30, 2021 and 2020, respectively.
(e) Includes (3,398) and (4,236) of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for June 30, 2021 and 2020, respectively.

(*) Prior periods have been recast to reflect the Company's change in accounting policy for the reclassification within financial results as explained in Note 29.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

1.    General information

Adecoagro S.A. (the "Company" or "Adecoagro") is the Group’s ultimate parent company and is a société anonyme (stock corporation) organized under the laws of the Grand Duchy of Luxembourg. Adecoagro is a holding company primarily engaged through its operating subsidiaries in agricultural and agro-industrial activities. The Company and its operating subsidiaries are collectively referred to hereinafter as the "Group". These activities are carried out through three major lines of business, namely, Farming; Sugar, Ethanol and Energy and Land Transformation. Farming is further comprised of three reportable segments, which are described in detail in Note 3 to these condensed consolidated interim financial statements.

Adecoagro is a public company listed in the New York Stock Exchange as a foreign registered company under the symbol of AGRO.

These condensed consolidated interim financial statements have been approved for issue by the Board of Directors on August 10, 2021.

2.    Financial risk management

Risk management principles and processes

The Group is exposed to several risks arising from financial instruments including price risk, exchange rate risk, interest rate risk, liquidity risk and credit risk. A thorough explanation of the Group´s risks and the Group´s approach to the identification, assessment and mitigation of risks is included in Note 2 to the annual financial statements. There have been no significant changes to the Group's exposure and risk management principles and processes since December 31, 2020 and refers readers to the annual financial statements for information.

However, the Group considers that the following tables below provide useful information to understand the Group´s interim results for the six month period ended June 30, 2021. These disclosures do not appear in any particular order of potential materiality or probability of occurrence.

In Argentina, past economic events forced the government to impose certain restrictions in the exchange markets, such as:

–Dividends payments to non residents.
–Set specific deadlines to enter and settle exports
–Prior authorization of the BCRA for the formation of external assets for companies
–Prior authorization of the BCRA for the payment of debts related to companies abroad
–Deferral of payment of certain public debt instruments.
–Fuel price control

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)

•Exchange rate risk

The following tables show the Group’s net monetary position broken down by various currencies for each functional currency in which the Group operates at June 30, 2021. All amounts are shown in US dollars.

	June 30, 2021
	(unaudited)
	Functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Argentine Peso	(5,799)	—	—	(259)	(6,058)
Brazilian Reais	—	(406,475)	—	—	(406,475)
US Dollar	(353,573)	(271,202)	28,243	41,352	(555,180)
Uruguayan Peso	—	—	(287)	—	(287)
Total	(359,372)	(677,677)	27,956	41,093	(968,000)

The Group’s analysis shown on the tables below is carried out based on the exposure of each functional currency subsidiary against the US dollar. The Group estimated that, other factors being constant, a 10% appreciation of the US dollar against the respective functional currencies for the period ended June 30, 2021 would have decreased the Group’s Profit before income tax for the period. A 10% depreciation of the US dollar against the functional currencies would have an equal and opposite effect on the income statement.

A portion of this effect would be recognized as other comprehensive income since a portion of the Company’s borrowings was used as cash flow hedge of the foreign exchange rate risk of a portion of its highly probable future sales in US dollars (see Hedge Accounting - Cash Flow Hedge below for details).

	June 30, 2021
	(unaudited)
	Functional currency
Net monetary position	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
US Dollar	(35,358)	(27,120)	2,824	4,135	(55,519)
(Decrease) or increase in Profit before income tax	(35,358)	(27,120)	2,824	4,135	(55,519)

Hedge Accounting - Cash flow hedge

Effective July 1, 2013, the Group formally documented and designated cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future sales in US dollars using a portion of its borrowings denominated in US dollars, currency forwards and foreign currency floating-to-fixed interest rate swaps.

The Group expects that the cash flows will occur and affect profit or loss between 2021 and 2024.

For the period ended June 30, 2021, a loss before income tax of US$ 7,689 was recognized in other comprehensive income and a loss of US$ 24,885 was reclassified from equity to profit or loss within “Financial results, net”.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)

•Interest rate risk

The following table shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary issuing the loans at June 30, 2021 (all amounts are shown in US dollars):

	June 30, 2021
	(unaudited)
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Fixed rate:
Argentine Peso	1,586	—	—	—	1,586
Brazilian Reais	—	17,577	—	—	17,577
US Dollar	137,514	3,987	24,056	505,482	671,039
Subtotal Fixed-rate borrowings	139,100	21,564	24,056	505,482	690,202
Variable rate:
Brazilian Reais	—	185,583	—	—	185,583
US Dollar	51,614	2,102	—	—	53,716
Subtotal Variable-rate borrowings	51,614	187,685	—	—	239,299
Total borrowings as per analysis	190,714	209,249	24,056	505,482	929,501

At June 30, 2021, if interest rates on floating-rate borrowings had been 1% higher (or lower) with all other variables held constant, Profit before income tax for the period would decrease as follows:

	June 30, 2021
	(unaudited)
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Total
Variable rate:
Brazilian Reais	—	(1,856)	(1,856)
US Dollar	(516)	(21)	(537)
Decrease in profit before income tax	(516)	(1,877)	(2,393)

•Credit risk

As of June 30, 2021, five banks accounted for more than 80% of the total cash deposited (Banco do Brasil, J.P. Morgan, Credit Suisse, Banco Galicia and Banco Itaú).

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)

•Derivative financial instruments

The following table shows the outstanding positions for each type of derivative contract as of June 30, 2021:

▪    Futures / Options

	June 30, 2021
Type of	Quantities (thousands) (**)	Notional	Market	Profit / (Loss) (*)
derivative contract		amount	Value Asset/ (Liability)
			(unaudited)	(unaudited)
Futures:
Sale
Corn	(20)	(4,282)	(227)	225
Soybean	8	1,734	321	(321)
Wheat	(6)	(1,200)	(14)	14
Ethanol	18	9,163	(1,200)	1,046
Total	—	5,415	(1,120)	964

(*) Included in line "Gain / (Loss) from commodity derivative financial instruments" Note 8.
(**) All quantities expressed in tons except otherwise indicated.

Commodity future contract fair values are computed with reference to quoted market prices on future exchanges.

▪    Other derivative financial instruments

As of June 30, 2021, the Group has foreign currency agreements, which were also outstanding as of December 31, 2020.

During the period ended June 30, 2021, the Group no entered into several currency forward contracts with Brazilian banks in order to hedge the fluctuation of the Brazilian Reais against US Dollar.

During the period ended June 30, 2021, the Argentina subsidiaries entered into several currency futures contracts with financial institutions in order to hedge the fluctuation of the Argentine Peso against US Dollar for a total notional amount of US$15.4 million. The outstanding contracts resulted in the recognition of a gain of US$ 1.81 million

During the period ended on June 30, 2021, the Group entered into several currency forward contracts in order to hedge the fluctuation of the U.S. Dollar against Euro for a total notional amount of US$ 5.8 million. The currency forward contracts maturity date is September 2021. The outstanding contracts resulted in the recognition of a gain amounting to US$ 0.2 million in 2021.

Gain and losses on currency forward contracts are included within “Financial results, net” in the statement of income.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information

IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM evaluates the business based on the differences in the nature of its operations, products and services. The amount reported for each segment item is the measure reported to the CODM for these purposes.

The Group operates in three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation.

•The Group’s ‘Farming’ line of business is further comprised of three reportable segments:

▪    The Group’s ‘Crops’ Segment consists of planting, harvesting, sale and processing grains, oilseeds and fibers (including wheat, corn, soybeans, cotton, sunflowers and peanuts, among others), and to a lesser extent the provision of grain warehousing/conditioning, handling and drying services to third parties, and the purchase and sale of crops produced by third parties crops. Each underlying crop in the Crops segment does not represent a separate operating segment. Management seeks to maximize the use of the land through the cultivation of one or more type of crops. Types and surface amount of crops cultivated may vary from harvest year to harvest year depending on several factors, some of them out of the Group´s control. Management is focused on the long-term performance of the productive land, and to that extent, the performance is assessed considering the aggregated combination, if any, of crops planted in the land. A single manager is responsible for the management of operating activity of all crops rather than for each individual crop.

▪    The Group’s ‘Rice’ Segment consists of planting, harvesting, processing and marketing rice;

▪    The Group’s ‘Dairy’ Segment consists of producing, processing and marketing raw milk and industrialized products, including UHT, cheese and powder milk among others;;

▪    The Group’s ‘All Other Segments’ column consists of the aggregation of the remaining non-reportable operating segments, which do not meet the quantitative thresholds for disclosure and for which the Group's management does not consider them to be significance Coffee and Cattle.

•The Group’s ‘Sugar, Ethanol and Energy’ Segment consists of cultivating sugarcane which is processed in owned sugar mills, transformed into ethanol, sugar and electricity and marketed;

•The Group’s ‘Land Transformation’ Segment comprises the (i) identification and acquisition of underdeveloped and undermanaged farmland businesses; and (ii) realization of value through the strategic disposition of assets (generating profits).

Certain other activities of a holding function nature not allocable to the segments are disclosed ‘Corporate’ segment.

Total segment assets and liabilities are measured in a manner consistent with that of the consolidated financial statements. These assets and liabilities are allocated based on the operations of the segment and the physical location of the asset.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

Effective July 1, 2018, the Group applied IAS 29 “Financial Reporting in Hyperinflationary Economies” (“IAS 29”) to its operations in Argentina. IAS 29 “Financial Reporting in Hyperinflationary Economies” requires that the financial statements of entities whose functional currency is that of a hyperinflationary economy be adjusted for the effects of changes in the general price index and be expressed in terms of the current unit of measurement at the closing date of the reporting period (“inflation accounting”). In order to determine whether an economy is classified as hyperinflationary, IAS 29 sets forth a series of factors to be considered, including whether the amount of cumulative inflation nears or exceeds a threshold of 100%. Accordingly, Argentina has been classified as a hyperinflationary economy under the terms of IAS 29 from July 1, 2018.

According to IAS 29, all Argentine Peso-denominated non-monetary items in the statement of financial position are adjusted by applying a general price index from the date they were initially recognized to the end of the reporting period. Likewise, all Argentine Peso-denominated items in the statement of income should be expressed in terms of the measuring unit current at the end of the reporting period, consequently, income statement items are adjusted by applying a general price index on a monthly basis from the dates they were initially recognized in the financial statements to the end of the reporting period. This process is called “re-measurement”.

Once the re-measurement process is completed, all Argentine Peso denominated accounts are translated into U.S. Dollars, the Group’s reporting currency, applying the guidelines in IAS 21 “The Effects of Changes in Foreign Exchange Rates”(“IAS 21”). IAS 21 requires that amounts be translated at the closing rate at the date of the most recent statement of financial position. This process is called “translation”.

The re-measurement and translation processes are applied on a monthly basis until year-end. Due to this process, the re-measured and translated results of operations for a given month are subject to change until year-end, affecting comparison and analysis.

Following the adoption of IAS 29 to the Argentine operations of the Group, management revised the information reviewed by the CODM. Accordingly, as from July 1, 2018, (commencement of hyper-inflation accounting in Argentina), the information provided to the CODM departs from the application of IAS 29 and IAS 21 re-measurement and translation processes as follows. The segment results of the Argentinean operations for each reporting period were adjusted for inflation and translated into the Group’s reporting currency using the reporting period average exchange rate. The translated amounts were not subsequently re-measured and translated in accordance with the IAS 29 and IAS 21 procedures outlined above. From January 1, 2018 through June 30, 2018, the Group’s segment results were still based on the IFRS measurement principles adopted until June 30, 2018.

In order to evaluate the economic performance of businesses on a monthly basis, results of operations in Argentina are based on monthly data that have been adjusted for inflation and converted into the average exchange rate of the U.S. Dollar each month. These already converted figures are subsequently not readjusted and reconverted as described above under IAS 29 and IAS 21. It should be noted that this translation methodology for evaluating segment information is the same that the company uses to translate results of operation from its other subsidiaries from other countries that have not been designated hyperinflationary economies because it allows for a more accurate analysis of the economic performance of its business as a whole.

The Group’s CODM believes that the exclusion of the re-measurement and translation processes from the segment reporting structure allows for a more useful presentation and facilitates period-to-period comparison and performance analysis.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

The following tables show a reconciliation of each reportable segment for the six-month period ended June 30, 2021 and June 30, 2020, as per the information reviewed by the CODM and the reportable segment measured in accordance with IAS 29 and IAS 21 as per the consolidated financial statements.

	June 30, 2021
	Crops			Rice			Dairy
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	86,828	1,774	88,602	58,814	816	59,630	73,485	1,714	75,199
Cost of goods and services rendered	(76,730)	(1,375)	(78,105)	(47,016)	(436)	(47,452)	(62,238)	(1,290)	(63,528)
Initial recognition and changes in fair value of biological assets and agricultural produce	38,848	2,094	40,942	34,408	2,077	36,485	7,362	211	7,573
Gain from changes in net realizable value of agricultural produce after harvest	(7,015)	(264)	(7,279)	—	—	—	—	—	—
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	41,931	2,229	44,160	46,206	2,457	48,663	18,609	635	19,244
General and administrative expenses	(3,926)	(152)	(4,078)	(4,077)	(164)	(4,241)	(2,479)	(105)	(2,584)
Selling expenses	(7,358)	(237)	(7,595)	(8,156)	(241)	(8,397)	(7,572)	(370)	(7,942)
Other operating income, net	566	(82)	484	201	13	214	(94)	(6)	(100)
Profit from Operations Before Financing and Taxation	31,213	1,758	32,971	34,174	2,065	36,239	8,464	154	8,618

Depreciation of Property, plant and equipment and amortization of Intangible assets	(2,964)	(127)	(3,091)	(3,761)	(157)	(3,918)	(3,612)	(151)	(3,763)

	June 30, 2021
	All other segments			Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	853	31	884	—	—	—	460,226	4,335	464,561
Cost of goods and services rendered	(597)	(21)	(618)	—	—	—	(335,679)	(3,122)	(338,801)
Initial recognition and changes in fair value of biological assets and agricultural produce	(408)	3	(405)	—	—	—	108,065	4,385	112,450
Gain from changes in net realizable value of agricultural produce after harvest	—	—	—	—	—	—	(8,542)	(264)	(8,806)
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	(152)	13	(139)	—	—	—	224,070	5,334	229,404
General and administrative expenses	(60)	(4)	(64)	(9,739)	(427)	(10,166)	(30,243)	(852)	(31,095)
Selling expenses	(65)	(3)	(68)	(105)	(4)	(109)	(49,191)	(855)	(50,046)
Other operating income, net	(2,986)	(86)	(3,072)	(174)	(12)	(186)	(11,977)	(173)	(12,150)
Profit from Operations Before Financing and Taxation	(3,263)	(80)	(3,343)	(10,018)	(443)	(10,461)	132,659	3,454	136,113

Depreciation of Property, plant and equipment and amortization of Intangible assets	(64)	(4)	(68)	(265)	(10)	(275)	(75,047)	(449)	(75,496)
Net loss from Fair value adjustment of Investment property	(2,878)	(79)	(2,957)	—	—	—	(2,878)	(79)	(2,957)

Sugar, Ethanol and Energy and Land Transformation segments have not been reconciled due to the lack of differences.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

	June 30, 2020
	Crops			Rice			Dairy
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	85,542	(1,563)	83,979	57,886	(948)	56,938	65,144	(1,758)	63,386
Cost of goods and services rendered	(80,091)	1,446	(78,645)	(44,902)	549	(44,353)	(57,109)	1,533	(55,576)
Initial recognition and changes in fair value of biological assets and agricultural produce	24,376	(831)	23,545	17,730	(824)	16,906	6,775	(270)	6,505
Gain from changes in net realizable value of agricultural produce after harvest	5,232	(58)	5,174	—	—	—	(1)	—	(1)
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	35,059	(1,006)	34,053	30,714	(1,223)	29,491	14,809	(495)	14,314
General and administrative expenses	(3,055)	(899)	(3,954)	(3,279)	121	(3,158)	(2,364)	95	(2,269)
Selling expenses	(9,392)	229	(9,163)	(8,009)	227	(7,782)	(7,080)	255	(6,825)
Other operating income, net	(1,952)	(88)	(2,040)	476	(17)	459	(388)	7	(381)
Profit from Operations Before Financing and Taxation	20,660	(1,764)	18,896	19,902	(892)	19,010	4,977	(138)	4,839

Depreciation of Property, plant and equipment and amortization of Intangible assets	(2,641)	97	(2,544)	(3,352)	(49)	(3,401)	(3,210)	119	(3,091)

	June 30, 2020
	All other segments			Land transformation			Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	588	(20)	568	—	—	—	—	—	—	342,272	(4,289)	337,983
Cost of goods and services rendered	(377)	12	(365)	—	—	—	—	—	—	(273,783)	3,540	(270,243)
Initial recognition and changes in fair value of biological assets and agricultural produce	(320)	11	(309)	—	—	—	—	—	—	56,694	(1,914)	54,780
Gain from changes in net realizable value of agricultural produce after harvest	—	—	—	—	—	—	—	—	—	5,231	(58)	5,173
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	(109)	3	(106)	—	—	—	—	—	—	130,414	(2,721)	127,693
General and administrative expenses	(60)	2	(58)	—	—	—	(8,975)	312	(8,663)	(25,502)	631	(24,871)
Selling expenses	(56)	3	(53)	—	—	—	(129)	6	(123)	(41,201)	720	(40,481)
Other operating income, net	1,179	(10)	1,169	2,084	(27)	2,057	22	(2)	20	12,840	(137)	12,703
Profit from Operations Before Financing and Taxation	954	(2)	952	2,084	(27)	2,057	(9,082)	316	(8,766)	76,551	(1,507)	75,044

Depreciation of Property, plant and equipment and amortization of Intangible assets	(72)	2	(70)	—	—	—	(225)	9	(216)	(58,938)	358	(58,580)
Net gain from Fair value adjustment of Investment property	1,185	(10)	1,175	—	—	—	—	—	—	1,185	(10)	1,175
Sugar, Ethanol and Energy and Land Transformation segment have not been reconciled due to the lack of differences.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
Segment analysis for the six-month period ended June 30, 2021 (unaudited)

	Farming					Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All Other Segments	Farming subtotal
Sales of goods and services rendered	86,828	58,814	73,485	853	219,980	240,246	—	—	460,226
Cost of goods sold and services rendered	(76,730)	(47,016)	(62,238)	(597)	(186,581)	(149,098)	—	—	(335,679)
Initial recognition and changes in fair value of biological assets and agricultural produce	38,848	34,408	7,362	(408)	80,210	27,855	—	—	108,065
Changes in net realizable value of agricultural produce after harvest	(7,015)	—	—	—	(7,015)	(1,527)	—	—	(8,542)
Margin on manufacturing and agricultural activities before operating expenses	41,931	46,206	18,609	(152)	106,594	117,476	—	—	224,070
General and administrative expenses	(3,926)	(4,077)	(2,479)	(60)	(10,542)	(9,962)	—	(9,739)	(30,243)
Selling expenses	(7,359)	(8,156)	(7,572)	(65)	(23,152)	(25,934)	—	(105)	(49,191)
Other operating income / (loss), net	566	201	(94)	(2,986)	(2,313)	(14,221)	4,731	(174)	(11,977)
Profit / (loss) from operations before financing and taxation	31,212	34,174	8,464	(3,263)	70,587	67,359	4,731	(10,018)	132,659

Depreciation of Property, plant and equipment and amortization of Intangible assets	(2,964)	(3,761)	(3,612)	(64)	(10,401)	(64,381)	—	(265)	(75,047)
Net loss from Fair value adjustment of Investment property	—	—	—	(2,878)	(2,878)	—	—	—	(2,878)
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	19,520	22,186	(2,871)	442	39,277	(24,349)	—	—	14,928
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	19,328	12,222	10,233	(850)	40,933	52,204	—	—	93,137
Changes in net realizable value of agricultural produce after harvest (unrealized)	(2,766)	—	—	—	(2,766)	—	—	—	(2,766)
Changes in net realizable value of agricultural produce after harvest (realized)	(4,249)	—	—	—	(4,249)	(1,527)	—	—	(5,776)

Farmlands and farmland improvements, net	454,966	143,995	2,004	54,208	655,173	64,065	—	—	719,238
Machinery, equipment, building and facilities, and other fixed assets, net	44,626	20,337	73,926	668	139,557	138,782	—	—	278,339
Bearer plants, net	761	—	—	—	761	357,600	—	—	358,361
Work in progress	1,880	26,958	22,122	1,344	52,304	17,994	—	—	70,298
Right of use asset	3,525	3,292	1,118	—	7,935	251,356	—	208	259,499
Investment property	—	—	—	27,753	27,753	—	—	—	27,753
Goodwill	6,303	873	4,152	—	11,328	4,364	—	—	15,692
Biological assets	24,665	6,652	15,476	5,626	52,419	52,895	—	—	105,314
Finished goods	54,084	12,407	10,280	—	76,771	70,821	—	—	147,592
Raw materials, Stocks held by third parties and others	44,274	51,983	11,883	542	108,682	26,115	—	—	134,797
Total segment assets	635,084	266,497	140,961	90,141	1,132,683	983,992	—	208	2,116,883
Borrowings	49,437	54,675	110,658	—	214,770	556,942	—	157,789	929,501
Lease liabilities	4,719	4,124	1,118	—	9,961	227,795	—	117	237,873
Total segment liabilities	54,156	58,799	111,776	—	224,731	784,737	—	157,906	1,167,374
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
Segment analysis for the six-month period ended June 30, 2020 (unaudited)

	Farming					Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All Other Segments	Farming subtotal
Sales of goods and services rendered	85,542	57,886	65,144	588	209,160	133,112	—	—	342,272
Cost of goods sold and services rendered	(80,091)	(44,902)	(57,109)	(377)	(182,479)	(91,304)	—	—	(273,783)
Initial recognition and changes in fair value of biological assets and agricultural produce	24,376	17,730	6,775	(320)	48,561	8,133	—	—	56,694
Changes in net realizable value of agricultural produce after harvest	5,232	—	(1)	—	5,231	—	—	—	5,231
Margin on manufacturing and agricultural activities before operating expenses	35,059	30,714	14,809	(109)	80,473	49,941	—	—	130,414
General and administrative expenses	(3,055)	(3,279)	(2,364)	(60)	(8,758)	(7,769)	—	(8,975)	(25,502)
Selling expenses	(9,392)	(8,009)	(7,080)	(56)	(24,537)	(16,535)	—	(129)	(41,201)
Other operating income / (loss), net	(1,952)	476	(388)	1,179	(685)	11,419	2,084	22	12,840
Profit / (loss) from operations before financing and taxation	20,660	19,902	4,977	954	46,493	37,056	2,084	(9,082)	76,551

Depreciation of Property, plant and equipment and amortization of Intangible assets	(2,641)	(3,532)	(3,210)	(72)	(9,455)	(49,258)	—	(225)	(58,938)
Net gain from Fair value adjustment of Investment property	—	—	—	1,185	1,185	—	—	—	1,185
Reverse of revaluation surplus derived from the disposals of assets before taxes	—	—	—	—	—	—	8,008	—	8,008
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	14,186	8,058	(2,679)	706	20,271	8,007	—	—	28,278
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	10,190	9,672	9,454	(1,026)	28,290	126	—	—	28,416
Changes in net realizable value of agricultural produce after harvest (unrealized)	1,060	—	—	—	1,060	—	—	—	1,060
Changes in net realizable value of agricultural produce after harvest (realized)	4,172	—	(1)	—	4,171	—	—	—	4,171

As of December 31, 2020:
Farmlands and farmland improvements, net	454,212	141,661	1,911	53,902	651,686	64,065	—	—	715,751
Machinery, equipment, building and facilities, and other fixed assets, net	39,517	18,567	67,859	539	126,482	153,490	—	—	279,972
Bearer plants, net	685	—	—	—	685	304,144	—	—	304,829
Work in progress	820	23,381	18,365	1,178	43,744	13,996	—	—	57,740
Right of use assets	4,275	2,472	1,288	—	8,035	201,365	—	294	209,694
Investment property	—	—	—	31,179	31,179	—	—	—	31,179
Goodwill	5,720	792	3,769	—	10,281	4,201	—	—	14,482
Biological assets	47,489	29,062	12,933	4,703	94,187	71,506	—	—	165,693
Finished goods	30,267	5,970	6,489	—	42,726	34,315	—	—	77,041
Raw materials, Stocks held by third parties and others	21,893	4,519	7,377	318	34,107	22,313	—	—	56,420
Total segment assets	604,878	226,424	119,991	91,819	1,043,112	869,395	—	294	1,912,801
Borrowings	37,111	39,686	103,742	—	180,539	632,985	—	157,566	971,090
Lease liabilities	5,920	3,063	1,311	—	10,294	185,155	—	323	195,772
Total segment liabilities	43,031	42,749	105,053	—	190,833	818,140	—	157,889	1,166,862

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.    Sales

	June 30, 2021	June 30, 2020
	(unaudited)
Sales of manufactured products and services rendered:
Ethanol	117,204	83,163
Sugar	97,064	34,905
Energy (*)	17,609	15,475
Peanut	20,508	16,537
Sunflower	4,132	4,621
Rice	56,814	54,944
Fluid milk (UHT)	25,383	30,402
Powder milk	25,739	17,832
Other dairy products	12,031	7,189
Services	3,038	2,330
Rental income	284	219
Others	3,468	2,966
	383,274	270,583
Sales of agricultural produce and biological assets:
Soybean	40,249	28,206
Corn	18,857	24,453
Wheat	6,950	6,310
Sunflower	3,725	582
Barley	881	—
Seeds	79	180
Milk	6,954	4,224
Cattle	618	365
Cattle for dairy	1,856	1,052
Others	1,118	2,028
	81,287	67,400
Total sales	464,561	337,983

(*) Includes sales mhw of energy and soybean produced by third parties for an amount of US$ 1 million, US$ 2.3 million, respectively.

Commitments to sell commodities at a future date

The Group entered into contracts to sell non-financial instruments, mainly, sugar, soybean and corn through sales forward contracts. Those contracts are held for purposes of delivery the non-financial instrument in accordance with the Group’s expected sales. Accordingly, as the own use exception criteria are met, those contracts are not recorded as derivatives.

The notional amount of these contracts is US$ 66.2 million as of June 30, 2021 (June 30, 2020: US$ 103 million) comprised primarily of 661,468 mwh of energy (US$ 10.97 million), 36,584 tons of soybean (US$ 5.1 million), 126,261 tons of corn (US$ 3.23 million) and 2,303 tons of wheat (US$ 3.8 million) which expire between April 2021 and December 2021.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.    Cost of goods sold and services rendered
As of June 30, 2021:

	June 30, 2021
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of 2021 (Note 18)	30,267	5,970	6,489	—	34,315	77,041
Cost of production of manufactured products (Note 6)	19,577	62,332	60,597	—	181,115	323,621
Purchases	2,718	417	—	—	2,083	5,218
Agricultural produce	127,594	—	8,810	618	10,825	147,847
Transfer to raw material	(48,980)	(6,452)	—	—	—	(55,432)
Direct agricultural selling expenses	7,997	—	—	—	—	7,997
Tax recoveries (i)	—	—	—	—	(8,776)	(8,776)
Changes in net realizable value of agricultural produce after harvest	(7,279)	—	—	—	(1,527)	(8,806)
Finished goods as of June 30, 2021 (Note 18)	(54,084)	(12,407)	(10,280)	—	(70,821)	(147,592)
Exchange differences	295	(2,408)	(2,088)	—	1,884	(2,317)
Cost of goods sold and services rendered, and direct agricultural selling expenses period	78,105	47,452	63,528	618	149,098	338,801
(i): Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

As of June 30, 2020:

	June 30, 2020
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of 2020	17,830	5,805	4,779	—	36,864	65,278
Cost of production of manufactured products (Note 6)	14,818	44,998	50,458	—	96,093	206,367
Purchases	5,340	149	264	—	3,341	9,094
Agricultural produce	97,568	—	5,276	365	—	103,209
Transfer to raw material	(36,666)	(2,797)	—	—	—	(39,463)
Direct agricultural selling expenses	10,145	—	—	—	—	10,145
Tax recoveries (i)	—	—	—	—	(8,913)	(8,913)
Changes in net realizable value of agricultural produce after harvest	5,174	—	(1)	—	—	5,173
Finished goods as of June 30, 2020	(34,966)	(3,408)	(5,023)	—	(31,198)	(74,595)
Exchange differences	(598)	(394)	(177)	—	(4,883)	(6,052)
Cost of goods sold and services rendered, and direct agricultural selling expenses period	78,645	44,353	55,576	365	91,304	270,243
(i): Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.    Expenses by nature

The following table provides the additional disclosure required on the nature of expenses and their relationship to the function within the Group:

Expenses by nature for the six-months period ended June 30, 2021:

	Cost of production of manufactured products (Note 5)						General and Administrative Expenses	Selling Expenses	Total
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	1,451	3,051	3,990	—	12,890	21,382	13,812	3,202	38,396
Raw materials and consumables	245	161	8,185	—	4,784	13,375	—	—	13,375
Depreciation and amortization	1,734	1,123	1,584	—	47,161	51,602	6,852	604	59,058
Depreciation of right-of-use assets	—	46	277	—	2,493	2,816	2,651	23	5,490
Fuel, lubricants and others	164	41	598	—	11,551	12,354	349	108	12,811
Maintenance and repairs	544	782	677	—	7,435	9,438	770	377	10,585
Freights	136	8,059	954	—	234	9,383	—	17,560	26,943
Export taxes / selling taxes	—	—	—	—	—	—	—	17,530	17,530
Export expenses	—	—	—	—	—	—	—	4,470	4,470
Contractors and services	594	120	27	—	3,411	4,152	—	—	4,152
Energy transmission	—	—	—	—	—	—	—	1,122	1,122
Energy power	506	713	1,015	—	364	2,598	149	40	2,787
Professional fees	29	39	60	—	334	462	3,643	537	4,642
Other taxes	11	47	42	—	935	1,035	442	30	1,507
Contingencies	—	—	—	—	—	—	713	—	713
Lease expense and similar arrangements	61	116	103	—	—	280	538	95	913
Third parties raw materials	2,797	2,455	23,870	—	3,669	32,791	—	—	32,791
Tax recoveries	—	—	—	—	(650)	(650)	—	—	(650)
Others	347	2,101	1,112	—	1,619	5,179	1,176	4,348	10,703
Subtotal	8,619	18,854	42,494	—	96,230	166,197	31,095	50,046	247,338
Own agricultural produce consumed	10,958	43,478	18,103	—	84,885	157,424	—	—	157,424
Total	19,577	62,332	60,597	—	181,115	323,621	31,095	50,046	404,762

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.    Expenses by nature (continued)

Expenses by nature for six-month period ended June 30, 2020:

	Cost of production of manufactured products (Note 5)						General and Administrative Expenses	Selling Expenses	Total
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	1,133	2,503	3,667	—	10,126	17,429	11,392	2,480	31,301
Raw materials and consumables	72	2,484	8,067	—	3,187	13,810	—	—	13,810
Depreciation and amortization	1,454	982	1,312	—	33,342	37,090	6,099	429	43,618
Depreciation of right-of-use assets	—	56	218	—	3,244	3,518	1,625	9	5,152
Fuel, lubricants and others	87	39	1,065	—	6,256	7,447	196	83	7,726
Maintenance and repairs	265	546	636	—	4,489	5,936	451	276	6,663
Freights	28	3,018	824	—	339	4,209	—	11,504	15,713
Export taxes / selling taxes	—	—	—	—	—	—	—	15,262	15,262
Export expenses	—	—	—	—	—	—	—	3,043	3,043
Contractors and services	247	51	25	—	1,604	1,927	—	—	1,927
Energy transmission	—	—	—	—	—	—	—	1,078	1,078
Energy power	407	655	976	—	488	2,526	76	58	2,660
Professional fees	14	21	46	—	149	230	2,855	434	3,519
Other taxes	10	43	44	—	467	564	226	13	803
Contingencies	—	—	—	—	—	—	445	—	445
Lease expense and similar arrangements	78	89	76	—	—	243	236	333	812
Third parties raw materials	1,747	2,419	18,105	—	2,615	24,886	—	—	24,886
Tax recoveries	—	—	—	—	(483)	(483)	—	—	(483)
Others	628	606	935	—	14	2,183	1,270	5,479	8,932
Subtotal	6,170	13,512	35,996	—	65,837	121,515	24,871	40,481	186,867
Own agricultural produce consumed	8,648	31,486	14,462	—	30,256	84,852	—	—	84,852
Total	14,818	44,998	50,458	—	96,093	206,367	24,871	40,481	271,719

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

7.    Salaries and social security expenses

	June 30, 2021	June 30, 2020
	(unaudited)
Wages and salaries	48,626	44,445
Social security costs	16,224	13,801
Equity-settled share-based compensation	2,732	1,579
	67,582	59,825

8.    Other operating income / (loss), net

	June 30, 2021	June 30, 2020
	(unaudited)
Gain from disposals of farmland and other assets (Note 20)		2,057
(Loss) / gain from commodity derivative financial instruments		5,660
(loss) / gain from disposal of other property items	(268)	1,636
Net (loss) / gain from fair value adjustment of Investment property	(2,957)	1,175
Others	4,392	2,175
	1,167	12,703

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

9.    Financial results, net

	June 30, 2021	June 30, 2020 (*)
	(unaudited)
Finance income:
- Interest income	1,094	2,818
- Foreign exchange gain,net	20,115	—
- Gain from interest rate/foreign exchange rate derivative financial instruments	1,892	—
- Other income	324	2,847
Finance income	23,425	5,665

Finance costs:
- Interest expense	(29,539)	(30,261)
- Finance cost related to lease liabilities	(9,964)	(6,991)
- Cash flow hedge – transfer from equity	(26,575)	(13,135)
- Foreign exchange losses, net	—	(112,961)
- Taxes	(2,102)	(2,445)
- Loss from interest rate/foreign exchange rate derivative financial instruments	—	(2,150)
- Borrowings prepayment related expenses - Brazilian subsidiaries	(3,063)	—
- Other expenses	(3,385)	(1,831)
Finance costs	(74,628)	(169,774)
Other financial results - Net gain of inflation effects on the monetary items	3,637	2,765
Total financial results, net	(47,566)	(161,344)

(*) Prior periods have been recast to reflect the Company's change in accounting policy for the reclassification in financial results of the segregation of the inflation impact as explained in Note 29.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.    Taxation

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

	June 30, 2021	June 30, 2020
	(unaudited)
Current income tax	(2,701)	(1,546)
Deferred income tax	(50,845)	21,341
Income tax (expense) / benefit	(53,546)	19,795

In June, 2021, the Argentine Government introduced new changes in the income tax, establishing increasing rates, which starts in 25% and reach 35% for income tax gains over Pesos 50 million (0.5 million USD). This new scheme is applicable for the year 2021 onwards.

The gross movement on the deferred income tax account is as follows:

	June 30, 2021	June 30, 2020
	(unaudited)
Beginning of period liability	(162,556)	(151,844)
Exchange differences	(19,322)	(840)
Effect of fair value valuation for farmlands	(25,922)	(13,948)
Disposal of farmland (Note 27)	—	1,976
Tax charge relating to cash flow hedge (i)	2,667	7,649
Others	597	470
Income tax (expense) / benefit	(50,845)	21,341
End of period liability	(255,381)	(135,196)

(i)It relates to the amount reclassified of US$ 740 gain and US$ 11,108 loss from equity to profit and loss for the six-month period ended June 30, 2021 and 2020, respectively.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.    Taxation (continued)

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	June 30, 2021	June 30, 2020
	(unaudited)
Tax calculated at the tax rates applicable to profits in the respective countries	(28,883)	29,242
Non-deductible items	(850)	(7,033)
Effect of the changes in the statutory income tax rate in Argentina	(17,999)	3,258
Non-taxable income	6,421	3,263
Unused tax losses	—	27
Effect of IAS 29 on Argentina´s Shareholder´s equity and deferred income tax.	(11,790)	(7,917)
Others	(445)	(1,045)
Income tax (expense) / benefit	(53,546)	19,795

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.    Property, plant and equipment
Changes in the Group’s property, plant and equipment for the six-month periods ended June 30, 2021 and 2020 were as follows:

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and Fittings	Bearer plants	Others	Work in progress	Total
Six-month period ended June 30, 2020
Opening net book amount.	709,585	25,280	232,720	206,273	253,520	6,684	59,158	1,493,220
Exchange differences	(41,821)	(478)	(43,812)	(84,862)	(33,711)	(579)	(5,690)	(210,953)
Additions	—	—	8,060	37,556	36,530	1,200	19,107	102,453
Revaluation surplus	41,443	—	—	—	—	—	—	41,443
Transfers	—	752	7,605	8,403	—	28	(16,788)	—
Disposals	(9,633)	—	(16)	(979)	—	(4)	—	(10,632)
Reclassification to non-income tax credits (*)	—	—	—	(118)	—	—	—	(118)
Depreciation	—	(1,561)	(9,584)	(27,520)	(18,729)	(674)	—	(58,068)
Closing net book amount	699,574	23,993	194,973	138,753	237,610	6,655	55,787	1,357,345
At June 30, 2020 (unaudited)								.
Cost	699,574	45,161	385,564	751,024	575,879	24,561	55,787	2,537,550
Accumulated depreciation	—	(21,168)	(190,591)	(612,271)	(338,269)	(17,906)	—	(1,180,205)
Net book amount	699,574	23,993	194,973	138,753	237,610	6,655	55,787	1,357,345
Six-month period ended June 30, 2021
Opening net book amount	694,166	21,585	177,604	95,905	304,829	6,463	57,740	1,358,292
Exchange differences	64,932	1,192	15,494	(22,863)	44,415	5,872	(1,430)	107,612
Additions	—	151	7,128	33,642	37,498	1,686	18,612	98,717
Revaluation surplus	(64,929)	—	—	—	—	—	—	(64,929)
Transfer from investment property	3,641	—	—	—	—	—	—	3,641
Transfers	—	151	2,782	1,642	—	7	(4,582)	—
Disposals	—	(7)	(3)	(2,034)	—	(35)	(42)	(2,121)
Reclassification to non-income tax credits (*)	—	—	—	(215)	—	—	—	(215)
Depreciation	—	(1,644)	(11,260)	(32,578)	(28,381)	(898)	—	(74,761)
Closing net book amount	697,810	21,428	191,745	73,499	358,361	13,095	70,298	1,426,236
At June 30, 2021 (unaudited)
Cost	697,810	45,765	405,067	753,616	758,429	32,719	70,298	2,763,704
Accumulated depreciation	—	(24,337)	(213,322)	(680,117)	(400,068)	(19,624)	—	(1,337,468)
Net book amount	697,810	21,428	191,745	73,499	358,361	13,095	70,298	1,426,236
(*) Brazilian federal tax law allows entities to take a percentage of the total cost of the assets purchased as a tax credit. As of June 30, 2021, ICMS tax credits were reclassified to trade and other receivables.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.    Property, plant and equipment (continued)

For all Farmlands with a total valuation of US$ 697 million as of June 30, 2021, the valuation was determined using sales Comparison Approach prepared by an independent expert. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the price per hectare. (Level 3). The Group estimated that, other factors being constant, a 10% reduction on the Sales price for the period ended June 30, 2021 would have reduced the value of the Farmlands on US$ 70 million, which would impact, net of its tax effect on the "Revaluation surplus" item in the statement of Changes in Shareholders' Equity.

Depreciation charges are included in “Cost of production of Biological Assets”, “Cost of production of manufactures products”, “General and administrative expenses”, “Selling expenses” and capitalized in “Property, plant and equipment” for the six-month periods ended June 30, 2021 and 2020.

As of June 30, 2021, borrowing costs of US$ 1,165 (June 30, 2020: US$ 3,532) were capitalized as components of the cost of acquisition or construction of qualifying assets.

Certain of the Group’s assets have been pledged as collateral to secure the Group’s borrowings and other payables. The net book value of the pledged assets amounts to US$ 456,959 as of June 30, 2021.

12.    Right of use assets

Changes in the Group’s right of use assets for the six-month periods ended June 30, 2021 and 2020 were as follows:

	Agricultural partnership (*)	Others	Total
	(unaudited)
Six-months period ended June 30, 2020
Opening net book amount	219,837	18,216	238,053
Exchange differences	(60,281)	(4,961)	(65,242)
Additions and Re-measurement	40,066	8,177	48,243
Depreciation	(16,660)	(3,851)	(20,511)
Closing net book amount	182,962	17,581	200,543

Six-months period ended June 30, 2020
Opening net book amount	192,271	17,423	209,694
Exchange differences	14,947	1,586	16,533
Additions and Re-measurement	55,225	1,027	56,252
Depreciation	(18,990)	(3,990)	(22,980)
Closing net book amount	243,453	16,046	259,499

(*) Agricultural partnership has an average of 6 years duration.

As of June 30, 2021 included within Right of use assets balances are US$ 0.3 million related to the net book value of assets under finance leases.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

13.    Investment property

Changes in the Group’s investment property for the six-month periods ended June 30, 2021 and 2020 were as follows:

	June 30, 2021	June 30, 2020
	(unaudited)
Beginning of the period	31,179	34,295
(Loss) / gain from fair value adjustment (Note 8)	(2,957)	1,175
Reclassification to property, plant and equipment	(3,641)	—
Exchange differences	3,172	(1,175)
End of the period	27,753	34,295
Cost	27,753	34,295
Net book amount	27,753	34,295

For all Investment properties with a total valuation of US$ 27.8 million as of June 30, 2021, the valuation was determined using Sales Comparison Approach prepared by an independent expert. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the price per hectare. (Level 3). The increase /decrease in the fair value is recognized in the Statement of income under the line item "Other operating income, net". There were no changes of the valuation techniques during June 30, 2021 and 2020. The Group estimated that, other factors being constant, a 10% reduction on the Sales price for the period ended June 30, 2021 would have reduced the value of the Investment properties on US$ 2.8 million, which would impact the line item "Net loss from fair value adjustment ".

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

14.    Intangible assets

Changes in the Group’s intangible assets in the six-month periods ended June 30, 2021 and 2020 were as follows:

	Goodwill	Software	Trademarks	Others	Total
Six-month period ended June 30, 2020
Opening net book amount	20,020	6,261	7,316	82	33,679
Exchange differences	(1,933)	(973)	(252)	(33)	(3,191)
Additions	—	642	—	64	706
Disposal	—	(47)	—	(47)	(94)
Amortization charge (i)	—	(477)	—	(35)	(512)
Closing net book amount	18,087	5,406	7,064	31	30,588
At June 30, 2020 (unaudited)
Cost	18,087	11,598	8,620	412	38,717
Accumulated amortization	—	(6,192)	(1,556)	(381)	(8,129)
Net book amount	18,087	5,406	7,064	31	30,588

Six-month period ended June 30, 2021
Opening net book amount	14,482	5,264	7,150	34	26,930
Exchange differences	1,210	459	608	2	2,279
Additions	—	882	—	60	942
Amortization charge (i)	—	(543)	(163)	(29)	(735)
Closing net book amount	15,692	6,062	7,595	67	29,416
At June 30, 2021 (unaudited)
Cost	15,692	13,140	9,726	503	39,061
Accumulated amortization	—	(7,078)	(2,131)	(436)	(9,645)
Net book amount	15,692	6,062	7,595	67	29,416

(i) Amortization charges are included in “General and administrative expenses” and “Selling expenses” for the period ended June 30, 2021 and 2020, respectively.

The Group conducts an impairment test annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. The last impairment test of goodwill was performed as of September 30, 2020.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.    Biological assets

Changes in the Group’s biological assets in the six-month periods ended June 30, 2021 and 2020 were as follows:

	June 30, 2021
	Crops (i)	Rice (i)	Dairy	All other segments	Sugarcane (i)	Total
Beginning of the year	43,787	29,062	12,933	4,703	75,208	165,693
Increase due to purchases	—	—	—	1,036	—	1,036
Initial recognition and changes in fair value of biological assets	40,942	36,485	7,573	(405)	27,855	112,450
Decrease due to harvest / disposals	(127,594)	(88,445)	(27,767)	(914)	(98,122)	(342,842)
Costs incurred during the period	63,284	26,593	21,421	727	44,233	156,258
Exchange differences	4,246	2,957	1,316	479	3,721	12,719
End of the period (unaudited)	24,665	6,652	15,476	5,626	52,895	105,314

	June 30, 2020
	Crops (i)	Rice (i)	Dairy	All other segments	Sugarcane (i)	Total
Beginning of the year	38,404	21,484	11,521	3,673	55,354	130,436
Increase due to purchases	—	—	—	351	—	351
Initial recognition and changes in fair value of biological assets	23,545	16,906	6,505	(309)	8,133	54,780
Decrease due to harvest / disposals	(97,568)	(51,651)	(15,953)	(364)	(31,823)	(197,359)
Decrease due to sales of agricultural produce	—	—	(4,224)	—	—	(4,224)
Costs incurred during the period	49,828	18,465	14,290	600	37,888	121,071
Exchange differences	(1,616)	(742)	(396)	(228)	(15,649)	(18,631)
End of the period (unaudited)	12,593	4,462	11,743	3,723	53,903	86,424

(i)Biological assets that are measured at fair value within level 3 of the hierarchy.

The discounted cash flow valuation technique and the significant unobservable inputs used to calculate the fair value of these biological assets are consistent with those of the audited annual financial statements for the year ended December 31, 2020 described in Note 16. Please see Level 3 definition in Note 16 of these condensed consolidated interim financial statements.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.    Biological assets (continued)

Cost of production as of June 30, 2021:

	June 30, 2021
	(unaudited)
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	1,630	3,935	2,570	299	4,533	12,967
Depreciation and amortization	—	—	—	—	1,686	1,686
Depreciation of right-of-use assets	—	—	—	—	15,941	15,941
Fertilizers, agrochemicals and seeds	15,920	764	—	—	15,990	32,674
Fuel, lubricants and others	291	687	442	23	1,237	2,680
Maintenance and repairs	465	3,387	1,235	157	863	6,107
Freights	2,410	443	66	29	—	2,948
Contractors and services	21,079	15,398	—	—	3,399	39,876
Feeding expenses	—	—	8,578	52	—	8,630
Veterinary expenses	—	—	1,608	117	—	1,725
Energy power	17	1,007	526	3	—	1,553
Professional fees	63	109	20	4	180	376
Other taxes	618	77	5	27	29	756
Lease expense and similar arrangements	19,969	84	—	—	—	20,053
Others	822	702	346	16	375	2,261
Subtotal	63,284	26,593	15,396	727	44,233	150,233
Own agricultural produce consumed	—	—	6,025	—	—	6,025
Total	63,284	26,593	21,421	727	44,233	156,258

Cost of production as of June 30, 2020:

	June 30, 2020
	(unaudited)
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	1,355	3,014	1,923	290	3,820	10,402
Depreciation and amortization	2	—	—	—	1,387	1,389
Depreciation of right-of-use assets	422	—	—	—	13,789	14,211
Fertilizers, agrochemicals and seeds	11,689	2,167	—	1	13,944	27,801
Fuel, lubricants and others	530	468	420	23	915	2,356
Maintenance and repairs	539	1,293	896	82	632	3,442
Freights	1,664	155	70	17	—	1,906
Contractors and services	16,925	9,001	—	2	2,873	28,801
Feeding expenses	—	—	5,595	25	—	5,620
Veterinary expenses	—	—	1,231	47	—	1,278
Energy power	27	916	456	3	—	1,402
Professional fees	55	897	68	1	174	1,195
Other taxes	625	69	4	27	27	752
Lease expense and similar arrangements	15,024	85	3	1	43	15,156
Others	971	400	306	—	284	1,961
Subtotal	49,828	18,465	10,972	519	37,888	117,672
Own agricultural produce consumed	—	—	3,318	81	—	3,399
Total	49,828	18,465	14,290	600	37,888	121,071
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.    Biological assets (continued)

Biological assets as of June 30, 2021 and December 31, 2020 were as follows:

	June 30, 2021	December 31, 2020
	(unaudited)
Non-current
Cattle for dairy production	14,876	12,600
Breeding cattle	1,950	2,003
Other cattle	105	122
	16,931	14,725
Current
Breeding cattle	3,571	2,578
Other cattle	600	333
Sown land – crops	24,665	47,489
Sown land – rice	6,652	29,062
Sown land – sugarcane	52,895	71,506
	88,383	150,968
Total biological assets	105,314	165,693

16.    Financial instruments

As of June 30, 2021, the financial instruments recognized at fair value on the statement of financial position comprise derivative financial instruments.

In the case of Level 1, valuation is based on unadjusted quoted prices in active markets for identical financial assets that the Group can refer to at the date of the statement of financial position. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. The financial instruments the Group has allocated to this level mainly comprise crop futures and options traded on the stock market. In the case of securities, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

Derivatives not traded on the stock market allocated to Level 2 are valued using models based on observable market data. For this, the Group uses inputs directly or indirectly observable in the market, other than quoted prices. If the financial instrument concerned has a fixed contract period, the inputs used for valuation must be observable for the whole of this period. The financial instruments the Group has allocated to this level mainly comprise interest-rate swaps and foreign-currency interest-rate swaps.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors, which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group does not have financial instruments allocated to this level for any of the periods presented.

There were no transfer between any levels during the period.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.    Financial instruments (continued)

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of June 30, 2021 and their allocation to the fair value hierarchy:

	2021
	Level 1	Level 2	Total

Assets
Derivative financial instruments	435	5,971	6,406
Total assets	435	5,971	6,406
Liabilities
Derivative financial instruments	(1,555)	(2,765)	(4,320)
Total liabilities	(1,555)	(2,765)	(4,320)

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for this purpose, details of which may be obtained from the following table:

Class	Pricing Method	Parameters	Pricing Model	Level	Total

Futures	Quoted price	-	-	1	(1,120)

NDF	Quoted price	Swap curve	Present value method	2	1,534
Interest-rate swaps	Theoretical price	Money market interest-rate curve.	Present value method	2	1,672
					2,086

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.    Trade and other receivables, net

	June 30, 2021	December 31, 2020
	(unaudited)
Non current
Advances to suppliers	1,974	1,704
Income tax credits	5,818	5,283
Non-income tax credits (i)	18,998	18,195
Judicial deposits	2,163	2,188
Receivable from disposal of subsidiary	19,029	23,093
Other receivables	5,976	1,803
Non current portion	53,958	52,266
Current
Trade receivables	79,412	58,530
Less: Allowance for trade receivables	(3,766)	(3,965)
Trade receivables – net	75,646	54,565
Prepaid expenses	8,248	10,427
Advance to suppliers	36,427	17,751
Income tax credits	1,703	1,709
Non-income tax credits (i)	43,192	33,628
Receivable from disposal of subsidiary	17,648	15,506
Cash collateral	18	36
Other receivables	4,398	12,040
Subtotal	111,634	91,097
Current portion	187,280	145,662
Total trade and other receivables, net	241,238	197,928

(i) Includes US$ 215 for the six-month period ended June 30, 2021 reclassified from property, plant and equipment (for the year ended December 31, 2020: US$ 363).
The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.    Trade and other receivables, net (continued)

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies (expressed in US dollars):

	June 30, 2021	December 31, 2020
	(unaudited)
Currency
US Dollar	100,230	56,531
Argentine Peso	60,183	55,433
Uruguayan Peso	455	811
Brazilian Reais	80,370	85,153
	241,238	197,928

As of June 30, 2021 trade receivables of US$ 8,318 (December 31, 2020: US$ 11,623) were past due but not impaired. The ageing analysis of these receivables indicates that US$ 1,014 and US$ 977 are over 6 months in June 30, 2021 and December 31, 2020, respectively.

The creation and release of allowance for trade receivables have been included in ‘Selling expenses’ in the statement of income. Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

The other classes within other receivables do not contain impaired assets.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

18.    Inventories

	June 30, 2021	December 31, 2020
	(unaudited)
Raw materials	134,797	56,420
Finished goods (Note 5) (i)	147,592	77,041
	282,389	133,461

(i) Finished goods of Crops reportable segment are valued at fair value.

19.    Cash and cash equivalents

	June 30, 2021	December 31, 2020
	(unaudited)
Cash at bank and on hand	109,560	178,079
Short-term bank deposits	75,605	158,203
	185,165	336,282

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

20.    Disposals

In June 2020, the Company collected US$ 12.1 million in consideration of the sale of a 811.70 hectares farm in the Province of Santa Fe, Argentina. This transaction resulted in a gain before tax of US$ 2.1 million included in the line item “Other operating income” and also in the reclassification of Revaluation surplus to retained earnings before income tax of US$ 8.0 million reflected in the Statements of changes in shareholders equity.

21.    Shareholder´s contribution

	Number of shares (thousands)	Share capital and share premium
At January 1, 2020	122,382	1,085,312
Restricted shares vested	—	4,182
Purchase of own shares	—	(995)
At June 30, 2020	122,382	1,088,499

At January 1, 2021	122,382	1,086,388
Restricted share vested	—	3,594
Purchase of own shares	—	(16,876)
At June 30, 2021	122,382	1,073,106
Share Repurchase Program

On September 12, 2013, the Board of Directors of the Company authorized a share repurchase program for up to 5% of its outstanding shares. The repurchase program has been renewed by the Board of Directors after each 12-month period. On August 11, 2020, the Board of Directors approved the renewal of the Program and extension of the term for an additional twelve-month period ending on September 23, 2021.

Repurchases of shares under the program may be made from time to time (i) in open market transactions in compliance with the trading conditions of Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, and applicable rules and regulations; and (ii) through privately negotiated transactions. The share repurchase program does not require Adecoagro to acquire any specific number or amount of shares and may be modified, suspended, reinstated or terminated at any time in the Company’s discretion and without prior notice. The size and the timing of repurchases will depend upon market conditions, applicable legal requirements and other factors.

As of June 30, 2021, the Company repurchased an aggregate of 12,183,425 shares under the program, of which 6,092,950 have been utilized to cover the exercise and granted of the Company’s employee stock option plan and restricted stock units plan. During the period ended June 30, 2021 and 2020 the Company repurchased shares for an amount of 2,226,347 and 285,059, respectively. The outstanding treasury shares as of June 30, 2021 totaled 6,076,657.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
22.    Equity-settled share-based payments

The Group has set a “2004 Incentive Option Plan” and a “2007/2008 Equity Incentive Plan” (collectively referred to as “Option Schemes”) under which the Group grants equity-settled options to senior managers and selected employees of the Group´s subsidiaries. Additionally, in 2010 the Group has set a “Adecoagro Restricted Share and Restricted Stock Unit Plan” (referred to as “Restricted Share Plan”) under which the Group grants restricted shares, or restricted stock units to senior and medium management and key employees of the Group’s subsidiaries. The 2007/2008 Equity incentive plan has already expired and no option is outstanding under this plan.
(a)Option Schemes

No expense was accrued for both periods under the Options Schemes.

As of June 30, 2021, nil options (June 30, 2020: nil) were exercised, and nil options (June 30, 2020: nil) were forfeited, and nil options were expired (June 30, 2020: 68,417).

(b)Restricted Share and Restricted Stock Unit Plan

As of June 30, 2021, the Group recognized compensation expense US$ 2.9 million related to the restricted shares granted under the Restricted Share Plan (June 30, 2020: US$ 2.3 million). For the six-month period ended June 30, 2021, 1,061,349 Restricted Shares were granted (June 30, 2020: 751,031), 643,860 were vested (June 30,2020: 572,299), and 1,286 Restricted shares were forfeited (June 30, 2020: 7,667 restricted shares units and 6,597 restricted shares).

23.    Trade and other payables

	June 30, 2021	December 31, 2020
	(unaudited)
Non-current
Other payables	311	290
	311	290
Current
Trade payables	112,129	110,662
Advances from customers	2,125	4,755
Taxes payable	5,712	7,037
Payables from acquisition of property, plant and equipment	259	3,569
Other payables	56	292
	120,281	126,315
Total trade and other payables	120,592	126,605

The fair values of current trade and other payables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other payables approximate their carrying amount, as the impact of discounting is not significant.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

24.    Borrowings

	June 30, 2021	December 31, 2020
	(unaudited)
Non-current
Senior Notes (*)	497,232	497,009
Bank borrowings (*)	251,027	316,455
	748,259	813,464
Current
Senior Notes (*)	8,250	8,250
Bank overdrafts	19	50,447
Bank borrowings (*)	172,973	98,929
	181,242	157,626
Total borrowings	929,501	971,090

(*) The Group was in compliance with the related covenants under the respective loan agreements.

As of June 30, 2021, total bank borrowings include collateralized liabilities of US$ 105,319 (December 31, 2020: US$ 201,153). These loans are mainly collateralized by property, plant and equipment sugarcane plantations, sugar export contracts and shares of certain subsidiaries of the Group.

Notes 2027

On September 21, 2017, the Company issued senior notes (the “Notes”) for US$ 500 million, at an annual nominal rate of 6%. The Notes will mature on September 21, 2027. Interest on the Notes are payable semi-annually in arrears on March 21 and September 21 of each year. The total proceeds nets of expenses was US$ 496.5 million.

The Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of our current and future subsidiaries, currently: Adeco Agropecuaria S.A., Adecoagro Brasil Participações S.A., Adecoagro Vale do Ivinhema S.A., Pilagá S.A. and Usina Monte Alegre Ltda. are the only Subsidiary Guarantors.

The Notes contain customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions.

Loan with International Finance Corporation (IFC)

In June 2020, our Argentine subsidiaries, Adeco Agropecuaria , Pilaga and L3N S.A. entered into a US$100 million loan agreement with International Finance Corporation (IFC), member of the World Bank Group. The loan's tenor is eight years, including a two-year grace period, with a rate of LIBOR + 4%. In October 2020, US$ 22 million has been received.

The loan contains customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

24.    Borrowings (continued)

The maturity of the Group's borrowings and the Group's exposure to fixed and variable interest rates is as follows:

	June 30, 2021	December 31, 2020
	(unaudited)
Fixed rate:
Less than 1 year	162,903	116,113
Between 1 and 2 years	17,567	52,175
Between 2 and 3 years	12,500	39,844
Between 3 and 4 years	—	12,500
More than 5 years	497,232	497,009
	690,202	717,641
Variable rate:
Less than 1 year	18,339	41,513
Between 1 and 2 years	33,040	32,870
Between 2 and 3 years	5,303	6,035
Between 3 and 4 years	30,491	5,154
Between 4 and 5 years	30,668	28,334
More than 5 years	121,458	139,543
	239,299	253,449
	929,501	971,090

The breakdown of the Group´s borrowing by currency is included in Note 2 - Interest rate risk.

The carrying amount of short-term borrowings is approximate its fair value due to the short-term maturity. Long term borrowings subject to variable rate approximate their fair value. The fair value of long-term subject to fix rate do not significant differ from their fair value. The fair value (level 2) of the notes equals US$ 529 million, 105.76% of the nominal amount.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

25.    Lease liabilities

	June 30, 2021	December 31, 2020
	(unaudited)
Lease liabilities
Non-current	200,368	159,435
Current	37,505	36,337
	237,873	195,772

The maturity of the Group's lease liabilities is as follows:

	June 30, 2021	December 31, 2020
	(unaudited)
Less than 1 year	37,505	36,337
Between 1 and 2 years	17,668	20,276
Between 2 and 3 years	35,938	30,228
Between 3 and 4 years	32,265	23,920
Between 4 and 5 years	25,789	19,951
More than 5 years	88,708	65,060
	237,873	195,772

26.    Payroll and social security liabilities

	June 30, 2021	December 31, 2020
	(unaudited)
Non-current
Social security payable	930	1,075
	930	1,075
Current
Salaries payable	6,215	2,774
Social security payable	3,069	2,827
Provision for vacations	7,405	6,866
Provision for bonuses	5,853	10,866
	22,542	23,333
Total payroll and social security liabilities	23,472	24,408

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

27.    Provisions for other liabilities

The Group is subject to several laws, regulations and business practices of the countries where it operates. In the ordinary course of business, the Group is subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, labor and social security, administrative and civil and other matters. The Group accrues liabilities when it is probable that future costs will be incurred and it can reasonably estimate them. The Group bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material effect on its results of operations and financial condition or liquidity. There have been no material changes to claimed amounts and current proceedings since December 31, 2020.

28.    Related-party transactions

The following is a summary of the balances and transactions with related parties:

Related party	Relationship	Description of transaction	Loss included in the statement of income		Balance payable
			June 30, 2021	June 30, 2020	June 30, 2021	December 31, 2020

			(unaudited)	(unaudited)	(unaudited)
Directors and senior management	Employment	Compensation selected employees	(3,753)	(1,390)	(13,848)	(15,499)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

29.    Basis of preparation and presentation

The information presented in the accompanying condensed consolidated interim financial statements (“interim financial statements”) as of June 30, 2021 and for the six-months and three-months ended June 30, 2021 and 2020 is unaudited and in the opinion of management reflect all adjustments necessary to present fairly the financial position of the Group as of June 30, 2021, results of operations for the six-month and three-month periods ended June 30, 2021 and 2020 and cash flows for the six-months periods ended June 30, 2021 and 2020. All such adjustments are of a normal recurring nature. In preparing these accompanying interim financial statements, management has made certain estimates and assumptions that affect reported amounts in the financial statements and disclosures of contingencies. Actual results may differ from those estimates. The results for interim periods are not necessarily indicative of annual results.

These interim financial statements have been prepared in accordance with IAS 34, ‘Interim financial reporting’ and they should be read in conjunction with the annual financial statements for the year ended December 31, 2020, which have been prepared in accordance with IFRSs.

A complete list of standards, amendments and interpretations to existing standards published but not yet effective for the Group is described in Note 34 to the annual financial statements.

The accounting policies adopted in the preparation of the interim financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2020 except for the changes in accounting policies explained below.

Description of accounting policies changed during 2020.

During the period ended September 30, 2020, the Company has changed its accounting policy related to the application of IAS 29, Inflation Accounting, that was implemented in 2018. The cumulative initial effect of inflation accounting until December 31, 2017 divided by the exchange rate at that date was recognized directly in equity, in the line “Adjustment of opening balance for the application of IAS 29”, as part of retained earnings. The ongoing effect of hyperinflation adjustment and retranslation of comparative amounts to closing exchange rates after initial recognition was recognized in Other Comprehensive Income, as part of the cumulative translation adjustment (“CTA”).

The Company decided to change its accounting policy for the presentation of the effect of initially applying IAS 29, and reclassify it to Other Comprehensive Income, as part of the cumulative translation adjustment (“CTA”); instead of presenting it within retained earnings. This change in the presentation policy was in order to provide uniformity of disclosure for the same concept and only required a reclassification of the constituent elements of the equity and does not affect total shareholders equity.

	December 31, 2019	Increase / (Decrease)	December 31, 2019
	(Previously stated)		(Revised)
Retained Earnings	206,669	(187,941)	18,728
Cumulative Translation Adjustment	(680,315)	187,941	(492,374)
Subtotal attributable to equity holders of the parent	988,269	—	988,269

In addition, and related to hyperinflation accounting, the Company has changed its accounting policy for the presentation of finance income /expenses. Until June 2020, the Company had elected not to segregate the impact of inflation on financial results. The company has decided to change its presentation policy and segregate the impact of inflation over financial results, considering the segregation of such effects provides reliable and more relevant information. Financial results will be presented reflecting interest and exchange difference, net of its inflation effects. This change represents only a reclassification within Financial results and does not have any impact on total financial results, net or net income.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

29.    Basis of preparation and presentation (continued)

	June 30, 2020	Increase / (Decrease)	June 30, 2020
	(Previously stated)		(Revised)
Interest income	3,376	(558)	2,818
Finance income	6,223	(558)	5,665
Interest expense	(32,358)	2,097	(30,261)
Foreign exchange losses, net	(136,359)	23,398	(112,961)
Cash flow hedge – transfer from equity	(11,108)	(2,027)	(13,135)
Finance costs	(193,243)	23,469	(169,774)
Other financial result - Net gain of inflation effects on the monetary items	25,676	(22,911)	2,765
Total financial results, net	(161,344)	—	(161,344)

Both changes have been reflected in the comparative periods, thus, comparative figures have been restated.

Seasonality of operations

The Group’s business activities are inherently seasonal. The Group generally harvest and sell its grains (corn, soybean, rice and sunflower) between February and August, with the exception of wheat, which is harvested from December to January. Peanut is harvested from April to May, and sales are executed with higher intensity during the third quarter of the year. Cotton is a unique in that while it is typically harvested from June to August, it requires processing which takes about two to three months to complete. Sales in our Dairy business segment tend to be more stable. However, milk production is generally higher during the fourth quarter, when the weather is more suitable for production. Although our Sugar, Ethanol and Electricity cluster is currently operating under a "non-stop" or "continuous" harvest and without stopping during traditional off-season, the rest of the sector in Brazil is still primarily operating with large off-season periods from December/January to March/April. The result of large off-season periods is fluctuations in our sugar and ethanol sales and in our inventories, usually peaking in December to take advantage of higher prices during the traditional off-season period (i.e., January through April). As a result of the above factors, there may be significant variations in our financial results from one quarter to another. In addition, our quarterly results may vary as a result of the effects of fluctuations in commodities prices, production yields and costs on the determination of initial recognition and changes in fair value of biological assets and agricultural produce.

30.    Critical accounting estimates and judgments

The Group's critical accounting policies are also consistent with those of the audited annual financial statements for the year ended December 31, 2020 described in Note 33.

31.    Information related to COVID-19 pandemic

In December 2019, a novel strain of coronavirus (“COVID-19”) was reported to have surfaced in China and started spreading to the rest of the world in early 2020. The COVID-19 virus is impacting economic activity worldwide and poses the risk that Adecoagro or its employees, contractors, suppliers, customers and other business partners may be prevented from conducting certain business activities for an indefinite period of time, including due to shutdowns mandated by governmental authorities or otherwise adopted by companies as a preventive measure. Given the uncertainty around the extent and timing of the future spread of COVID-19 and the imposition or relaxation of protective measures, it is not possible to predict the COVID-19’s effects on the industry, generally, and to reasonably estimate the financial effect on the Company.

In Brazil, the government created a crisis committee to monitor the impact of COVID-19 in March 2020. Since then, it has announced several measures (tax and others) to address the effects of COVID-19. In this regard, the Brazilian health authorities, as well as several state and municipal authorities have adopted or recommended social distancing measures.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

31.    Information related to COVID-19 pandemic (continued)

In Argentina, on March 20, 2020 the Argentine government implemented a social, preventive and mandatory isolation regime, prohibiting the circulation of people on routes, roads and public spaces (the “Mandatory Isolation Regime”) which has already been partially reverted as of the day of this report.

As of the date of this report, the activities pursued by our Argentine subsidiaries, related to agricultural production, distribution and commercialization, were exempted from the Mandatory Isolation Regime for being considered “essential” activities. Also our activities in Brazil have no restrictions

In order to guarantee the hygiene and safety conditions established by the Ministry of Health and to preserve the health of the employees in our subsidiaries, Adecoagro has enacted Prevention and Action Protocols tailored for each facility, in addition to constituting Crisis Committees. Measures taken include but are not limited to: (i) daily temperature check upon arrival to the facility, (ii) mandatory distancing in the workplace, (iii) maximum limit of people in the lunch room and vehicles (iv) sanitary barriers, (iv) special protective attire. Additionally, remote work has been guaranteed for the duration of the Mandatory Isolation Regime for employees based in central offices, and a rotation scheme has been implemented for administrative employees based in the farms or industrial facilities.

Most of our businesses are operating without any major disruption both at the farm and industry level as well as on the road and at the ports. However, the demand of our products, mainly ethanol in Brazil, has been reduced as a consequence of the lockdown decided by the authorities in connection with the pandemic. Nevertheless, we are optimizing our production mix, in order to mitigate such reduction in demand.

The Company is closely monitoring the situation and taking all necessary measures at its disposal to preserve human life and its operation.

The Company has enacted prevention and action protocols tailored for each facility and activity, in addition to constituting crisis committees to monitor the Company’s response to the pandemic.

Measures taken include but are not limited to: (i) body temperature controls at entrances of each facility and other critical check points, (ii) mandatory distancing in the workplace, (iii) maximum limit of people in the conferences rooms, lunch room and vehicles (iv) sanitary barriers, (v) special protective attire and masks, (vi) mandatory quarantines for those who have been in contact with travelers or with symptomatic persons, (vii) training programs and information about how to prevent the risks of transmission of COVID-19, (viii) hired an infectious disease specialist to further assess on site. Additionally, remote work has been guaranteed for the duration of the Pandemic for employees based in central offices, and a rotation scheme has been implemented for administrative employees based in the farms or industrial facilities.

Despite the COVID-19, all our businesses have been operating without any major disruption both at the farm and industry levels.

The accompanying notes are an integral part of these condensed consolidated interim financial statements